January 31, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler

Re:	Auspex Pharmaceuticals, Inc. (the “Company”) – Request for Acceleration

  Registration Statement on Form S-1 (File No. 333-193013)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the Company’s proposed public offering of common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. Eastern Time on February 4, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 3,098 copies of the Company’s Preliminary Prospectus dated January 17, 2014 through the date hereof to underwriters, dealers, institutions and others.

We, the undersigned, as Representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, Stifel, Nicolaus & Company, Incorporated BMO Capital Markets Corp. As Representatives of the several Underwriters By: Stifel, Nicolaus & Company, Incorporated

By:	/s/ Keith G. Lister
Name:	Keith G. Lister
Title:	Managing Director

By: BMO Capital Markets Corp.

By:	/s/ Mihir Mantri
Name:	Mihir Mantri
Title:	Director